

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2021

Brian Kabot
Chief Executive Officer
Stable Road Acquisition Corp.
1345 Abbot Kinney Blvd.
Venice, CA 90291

> **Re: Stable Road Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed July 12, 2021**
> **File No. 333-249787**

Dear Mr. Kabot:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4/A filed July 12, 2021

National Security Agreement, page 28

1. Refer to the fourth point in your response to comment 3. Please provide examples to illustrate the instances where conflicts could arise. Please ensure that your revised disclosure makes clear what duties arise out of the NSA for all directors as compared to only the Security Director.

Exhibits

2.   We note your response to comment 24. Please file the National Security Agreement as an exhibit. Refer to Items 601(b)(4) and (b)(10). If there are provisions of the agreement that you believe should remain confidential, please follow our procedures for the filing of a Confidential Treatment Application or the rules and procedures for filing redacted exhibits.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Gilmore at 202-551-3777 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram at 202-551-3397 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Manufacturing

cc: Douglas Gessner